August 6, 2018

Via E-mail
Adam M. Givertz, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100
Toronto, Ontario
Canada M5K 1J3

       Re:    Nevsun Resources Ltd.
              Schedule 14D-1F
              Filed July 26, 2018 by Lundin Mining Corporation
              File No. 5-85195

Dear Mr. Givertz:

      We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-1F, unless otherwise indicated.

Schedule 14D-1F

I. Eligibility Requirements

1. Please explain the basis for Lundin Mining's conclusion that U.S. holders held less than
       40% of the outstanding securities of Nevsun Resources. See Instruction 3 to I.A. of
       Schedule 14D-1F.

III. Compliance with the Exchange Act

2. Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in
 Adam M. Givertz, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 6, 2018
Page 2

       compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S.
       tender offer rules.

                                              *   *   *

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions